UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                   AMERICAN RESIDENTIAL INVESTMENT TRUST, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02926T103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Noah Klarish & Associates, P.C.
                       One World Trade Center, 85th Floor
                               New York, NY 10048
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 28, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 02629T103                                            Page 2 of 8 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aletheia Research and Management, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        7,000 shares held by Aletheia Metron, L.P. over which
                        the Reporting Person has voting power.
                  --------------------------------------------------------------
   NUMBER OF      8     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           0
   OWNED BY       --------------------------------------------------------------
EACH REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               7,000 shares held by Aletheia Metron, L.P. over which
                        the Reporting Person has Dispositive power.
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .09%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of American Residential Investment Trust, Inc., a Maryland corporation (the "Issuer"). The Issuer maintains its principal executive office at 445 Marine View Avenue, Suite 230, Del Mar, CA 92014.

Item 2. Identity and Background.

            (a) This statement is filed by Aletheia Research and Management, Inc., a California corporation ("Aletheia Research and Management"), with respect to (i) shares of the Issuer's Common Stock held in investment accounts over which Aletheia Research and Management has dispositive authority, (ii) shares of the Issuer's Common Stock held by Aletheia Hyperion, L.P., a Delaware limited partnership ("Aletheia Hyperion") for whom Aletheia Research and Management acts as general partner, (iii) shares of the Issuer's Common Stock held by Aletheia Metron, L.P., a Delaware limited partnership ("Aletheia Metron") for whom Aletheia Research and Management acts as general partner, and
(iv) shares of the Issuer's Common Stock held by Aletheia Aristos, L.P., a Delaware limited partnership ("Aletheia Aristos") for whom Aletheia Research and Management acts as general partner. Aletheia Research and Management shall sometimes be referred to herein as the "Reporting Person."

            (b) The Reporting Person filed an initial Schedule 13D for an event of May 26, 1999 (the "Initial Schedule") and an amendment No. 1 for an event of October 15, 1999 (the "Prior Amendment"). Except to the extent set forth in this amendment, the information in the Initial Schedule and the Prior Amendment remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

            The Reporting Person beneficially owns 7,000 shares of the Issuer's Common Stock through Aletheia Metron, L.P. of which the Reporting Person serves as general partner. The cost of 40,437.60 for such shares was paid from Aletheia Metron, L.P.'s investment capital.

Item 5. Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 8,055,500 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999) directly beneficially owned by the Reporting Person is as follows:

                                                      Percentage of
Name                        Number of Shares       Outstanding Shares
----                        ----------------       ------------------

Aletheia Metron                   7,000                   0.09%

            (b) The Reporting Person has sole power to vote 7,000 shares of the Issuer's Common Stock and power to dispose or to direct the disposition of 7,000 shares of the Issuer's Common Stock.

            (c) See Appendix A annexed hereto.

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 1999

                            ALETHEIA RESEARCH AND MANAGEMENT, INC.


                               By: /s/ Peter J. Eichler
                                   ---------------------------------------------
                                       Peter J. Eichler, Chief Executive Officer

                                                                      APPENDIX 1

          TRANSACTIONS IN AMERICAN RESIDENTIAL INVESTMENT TRUST, INC.
                            COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

      All transactions were open market sales (unless otherwise noted) and the commissions are included in the price of the shares.

   Summary of
   Trades for
Aletheia Hyperion

    BUY/SELL           DATE         SHARES          PRICE            TOTAL
    --------           ----         ------          -----            -----

        S            10-21-99        1,000          7.1831          7,183.06
        S            10-21-99        1,000          7.1831          7,183.06
        S            10-21-99        2,000          7.1831         14,366.12
        S            10-21-99        1,000          7.1831          7,183.06
        S            10-21-99        3,000          7.1831         21,549.18
        S            10-21-99        2,000          7.1831         14,366.12
        S            10-21-99        2,200          7.1831         15,802.73
        S            10-21-99        3,000          7.1831         21,549.17
        S            10-21-99        1,600          7.1831         11,492.89
        S            10-21-99        3,000          7.1831         21,549.18
        S            10-21-99        5,000          7.1831         35,915.29
        S            10-21-99        2,000          7.1831         14,366.12
        S            10-21-99          200          7.1831          1,436.61
        S            10-27-99        1,000          7.2643          7,264.26
        S            10-27-99        2,000          7.2643         14,528.51
        S            10-27-99        2,000          7.2643         14,528.51
        S            10-27-99        2,000          7.2643         14,528.51
        S            10-27-99        1,000          7.2643          7,264.26
        S            10-27-99        1,000          7.2643          7,264.26
        S            10-27-99        2,000          7.2643         14,528.51
        S            10-27-99        3,000          7.2643         21,792.77
        S            10-27-99        1,000          7.2643          7,264.25
                                     -----

                    Net Shares      42,000        Net Sales
                       Sold                        Proceeds      $302,906.43

   Summary of
   Trades for
 Aletheia Metron

    BUY/SELL           DATE         SHARES          PRICE            TOTAL
    --------           ----         ------          -----            -----
        S            10-21-99          200          7.1831          1,436.61
        S            10-21-99          800          7.1831          5,746.45
        S            10-21-99        1,000          7.1831          7,183.06
        S            10-21-99        2,000          7.1831         14,366.12
        S            10-21-99        1,000          7.1831          7,183.06
        S            10-21-99        1,000          7.1831          7,183.06
        S            10-21-99        1,000          7.1831          7,183.06
        S            10-21-99        1,000          7.1831          7,183.06
        S            10-21-99        1,000          7.1831          7,183.06
        S            10-21-99        1,000          7.1831          7,183.06
        S            10-21-99        8,000          7.1831         57,464.46
        S            10-28-99        2,000          6.5710         13,141.96
        S            10-28-99        5,000          6.5710         32,854.89
        S            10-28-99        5,000          6.5710         32,854.90
        S            10-28-99        2,000          6.5710         13,141.96
        S            10-28-99          800          6.5710          5,256.78
        S            11-02-99        3,200          6.9037         22,091.73
        S            11-02-99        2,000          6.9037         13,807.34
        S            11-02-99        1,800          6.9037         12,426.60
        S            11-08-99          200          6.3930          1,278.60
        S            11-08-99        2,000          6.3930         12,785.97
        S            11-08-99        2,800          6.3930         17,900.35
        B            11-15-99        4,000          6.6438         26,575.20
        S            11-18-99        1,000          5.9240          5,924.00
        S            11-18-99        1,000          5.9230          5,923.00
        S            11-18-99        2,000          5.9235         11,847.00
        S            11-18-99        4,000          5.9235         23,694.00
        B            12-01-99        7,000          5.7768         40,437.60
                                    ------                       -----------

                    Net Shares      41,800                       $287,211.34
                       Sold

   Summary of
   Trades for
Aletheia Aristos

    BUY/SELL           DATE         SHARES          PRICE            TOTAL
    --------           ----         ------          -----            -----
        B            11-15-99        4,000          6.6438         26,575.20
        S            11-18-99        4,000          5.9235         23,694.00
                                     -----                        ----------
                    Net Shares
                       Sold              0                        -$2,881.20

Summary of Trades
for Accounts over
    which the
 Reporting Person
 has Dispositive
    Authority

     BUY/SELL          DATE         SHARES          PRICE            TOTAL
     --------          ----         ------          -----            -----
        S            10-26-99       24,000          7.2891        174,938.40
        S            10-27-99        1,000          7.3145          7,314.50
        S            10-28-99       21,300          6.6212        141,031.56
        S            10-29-99       56,000          6.2824        351,814.40
        S            11-01-99       56,070          6.5490        367,202.43
        S            11-02-99       12,000          6.9539         83,446.80
        S            11-05-99        6,000          6.7292         40,375.20
        S            11-08-99        6,000          6.4432         38,659.20
        S            11-09-99       10,000          6.5625         65,625.00
        S            11-10-99       26,000          6.3173        164,249.80
        S            11-11-99          600          6.2500          3,750.00
        S            11-11-99       16,000          6.2695        100,312.00
        S            11-12-99       34,000          6.1857        210,313.80
        S            11-15-99       10,050          6.4789         65,112.95
        S            11-16-99        1,500          6.5625          9,843.75
        S            11-17-99       22,000          6.0966        134,125.20
        S            11-18-99        7,000          5.9737         41,815.90
        S            11-19-99        4,000          5.8750         23,500.00
        S            11-19-99          200          5.9375          1,187.50

        S            11-22-99       17,000          5.7316         97,437.20
        S            11-23-99       29,362          5.7393        168,517.33
        S            11-24-99        2,000          5.5625         11,125.00
        S            11-24-99        1,400          5.6250          7,875.00
        S            11-29-99       23,600          5.5938        132,013.68
        S            11-30-99       11,600          5.3595         62,170.20
        S            12-01-99        7,600          5.4836         41,675.36
                                   -------                     -------------

                     Net Shares                    Net Sales
                        Sold       406,282         Proceeds    $2,545,431.80


                                       8